Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

December 12, 2023

Ellie Quarles
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-274808
Regan Total Return Income Fund (the “Acquiring Fund”)

Dear Ms. Quarles:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) on October 24, 2023, with respect to the Trust’s registration statement on Form N-14, which was filed on September 29, 2023 in connection with the upcoming reorganization of Regan Total Return Income Fund, an existing series of Trust for Advised Portfolios (the “Target Fund”) into the Acquiring Fund, which is a series of the Trust (the “Reorganization”). The Acquiring Fund is being registered as a new shell series of the Trust in order to serve as the surviving fund in the Reorganization and will not commence a public offering until the completion of the Reorganization. The Reorganization is expected to occur on or about January 19, 2024.
For your convenience, the comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Where comments relate to or involve language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement. Unless otherwise indicated, capitalized terms have the same meaning as in the N-14.
The Trust undertakes to make the revisions presented in this correspondence in the definitive form of the N-14 to be filed pursuant to Rule 497(c) under the Securities Act of 1933.
Comment 1. The Staff notes the fourth paragraph in the shareholder letter references the adoption of a 12b-1 plan for the Acquiring Fund. If the Acquiring Fund has already adopted a plan please clarify here and throughout the registration statement.
Response: The Trust responds by making the requested revision.
Comment 2. With respect to the description of the principal investment strategies of the Target Fund and the Acquiring Fund under “Comparison of Investment Objectives, Strategies, Risks and Restrictions” in the Information Statement/Prospectus, please delete the first paragraph or revise to describe the principal strategies or investments that the Adviser uses to achieve the principal strategies. Please also revise the disclosures related to the principal investment strategies and principal risks based on the Staff’s comments provided on the amendment to the Trust’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933 on August 18, 2023 with respect to the Acquiring Fund.
Response: The Trust responds by making the requested revisions.
Comment 3. Please revise the caption preceding the Fund’s Fees and Expenses table to clarify that the information in the table also applies to the corresponding Acquiring Fund.
Response: The Trust responds by making the requested revision.

Comment 4. Please delete footnote 1 to the Fees and Expenses table, as the line item for Other Expenses should show actual fees.
Response: The Trust responds by making the requested revision.
Comment 5. The Staff notes that information in the Fees and Expenses of the Fund table is dated as of September 30, 2022. Please update the table to a more current date in accordance with Item 3 of Form N-14, which may involve restating other expenses to show recapture. Also update the example for any changes to the fee table.
Response: The Trust responds by making the requested revisions.
Comment 6. Please revise footnote 3 to the Fees and Expenses table to indicate whether the recoupment of fees waived for the Target Fund will survive the Reorganization. Please make conforming changes to the discussion of the Expense Cap under “Management of the Fund.”
Response: The Trust responds by making the requested revision, stating that the recoupment will survive the Reorganization.
Comment 7. Please revise the caption preceding the Example to clarify that the information in the Example also applies to the corresponding Acquiring Fund.
Response: The Trust responds by making the requested revision.
Comment 8. Please update portfolio turnover as of a more recent date.
Response: The Trust responds by making the requested revision.
Comment 9. Please update the year-to-date performance returns for the Target Fund under “Performance History” to show the performance return for the calendar quarter ended September 30, 2023.
Response: The Trust responds by making the requested revision.
Comment 10. With respect to the disclosure under “Board Considerations” in the section entitled “Information about the Reorganization,” please revise the disclosure under the 9th bullet point to specify the potential conflicts of interest that were considered.
Response: The Trust responds by making the requested revision.
Comment 11. With respect to the disclosure under “Board Considerations” in the section entitled “Information about the Reorganization,” please discuss whether the Target Fund’s Board considered any alternatives to the Reorganization. Please also disclose any considerations adverse to the approval of the Reorganization.
Response: The Trust responds by noting that, as discussed in the specified section and in other locations in the document, the reason for the Reorganization is specific to the circumstances surrounding an unrelated series of Trust for Advised Portfolios. Therefore, unlike more typical reorganizations, the reasons a board may consider alternatives do not apply.
Comment 12. The Staff notes the information provided in the Capitalization table in the section entitled “Information about the Reorganization” is as of July 31, 2023. Please update this table to a date within 30 days of the definitive N-14 filing date or confirm in correspondence that there has been no material changes since July 31, 2023 that would impact the information provided in the table.
Response: The Trust responds by updating the information to be as of a date within 30 days of the definitive N-14 filing date.
Comment 13. The Staff notes the information provided in the section entitled “Ownership of Securities of the Fund” is as of July 31, 2023. Please provide this information as of a date within 30 days of the filing of the definitive N-14.
Response: The Trust responds by updating the information to be as of a date within 30 days of the definitive N-14 filing date.

Comment 14. Please add disclosures in the SAI based on the Staff’s comments provided on the amendment to the Trust’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933 on August 18, 2023 with respect to the Acquiring Fund.
Response: The Trust responds by making the requested revisions.
If you have any questions or comments concerning this filing, please feel free to contact Rachel Spearo (414-516-1692) or Scott Resnick (626-914-7372) of U.S. Bank Global Fund Services, the Trust’s administrator.
Sincerely,
/s/ Russell Simon
Russell Simon
President
Advisor Managed Portfolios
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